

07007092


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AUG 24 2007
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182
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 30, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TransAm Securities, Inc.
(No. and Street)

1111 Douglas Avenue (City) Altamonte Springs, Fl. (State) 32714-2033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Smith 407-869-5608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700 (Address) Orlando (City) Florida (State) 32803 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/24

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



CONNIE J. PEACOCK
Comm# DD0245697
Expires 8/28/2007
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



McGladrey & Pullen
Certified Public Accountants

TransAm Securities, Inc.

Financial Report
06.30.2007



Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

We have audited the accompanying statement of financial condition of TransAm Securities, Inc. as of June 30, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TransAm Securities, Inc. for the year ended June 30, 2006 were audited by Tedder, James, Worden & Associates, P.A., independent accountants, certain of whose partners merged with McGladrey & Pullen, LLP effective June 1, 2007. Tedder, James, Worden & Assoc., P.A.'s report dated July 20, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
August 21, 2007

TransAm Securities, Inc.

Statements of Financial Condition
June 30, 2007 and 2006

Assets	2007	2006
Current Assets		
Cash	$ 93,653	$ 78,703
Commissions receivable	201,922	88,852
Refundable income taxes	-	1,296
Deferred tax asset	-	1,825
Other assets	2,718	7,243
Total assets	$ 298,293	$ 177,919
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable	$ 373	521
Commissions payable	219,924	107,560
Income taxes payable	561	-
Total liabilities	220,858	108,081
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	10,000	10,000
Retained earnings	67,425	59,828
Total stockholder's equity	77,435	69,838
	$ 298,293	$ 177,919

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Operations
Years Ended June 30, 2007 and 2006

	2007	2006
Revenues:		
Commission income	$ 4,357,547	$ 2,915,513
Other income	7,022	2,883
Total revenues	4,364,569	2,918,396
Expenses:		
Commissions	3,519,805	2,413,661
Marketing, management and administrative fees	826,545	518,909
Licenses and regulatory expenses	6,940	15,934
Total expenses	4,353,290	2,948,504
Income (loss) before income taxes	11,279	(30,108)
Income tax expense (benefit)	3,682	(6,172)
Net income (loss)	$ 7,597	$ (23,936)

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Stockholder's Equity
Years Ended June 30, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at June 30, 2005	$ 10	$ 10,000	$ 83,764	$ 93,774
Net loss	-	-	(23,936)	(23,936)
Balances at June 30, 2006	10	10,000	59,828	69,838
Net income	-	-	7,597	7,597
Balances at June 30, 2007	$ 10	$ 10,000	$ 67,425	$ 77,435

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Cash Flows
Years Ended June 30, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Net income (loss)	$ 7,597	$ (23,936)
Deferred tax expense	1,825	(1,825)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in cash caused by changes in:		
Commissions receivable	(113,070)	76,835
Refundable income tax	1,296	(66)
Other assets	4,525	14,180
Accounts payable	(148)	319
Commissions payable	112,364	(155,582)
Income taxes payable	561	-
Net cash provided by (used in) operating activities	14,950	(90,075)
Cash:		
Beginning	78,703	168,778
Ending	$ 93,653	$ 78,703
Supplemental Disclosure of Cash Flow Information:		
Income taxes paid	$ -	$ 66

See Notes to Financial Statements.

TransAm Securities, Inc.

Notes to Financial Statements

Note 1. Nature of Organization and Significant Accounting Policies

Organization: TransAm Securities, Inc. (the "Company") is a securities broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties. The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission income and related receivables and payables are recorded on the date the sale of the related financial product is made.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Income taxes: The Company uses the asset and liability method of accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Related Party Transactions

The Company does not own office equipment or employ administrative support personnel. Office space, equipment, and administrative support personnel are provided by Certified Financial Group, Inc. ("CFG"). On August 11, 2005, the Company entered into a marketing agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. CFG is related through common management. Management, marketing, and administrative fees charged by CFG to the Company for the years ended June 30, 2007 and 2006 totaled approximately $827,000 and $519,000, respectively.

Note 3. Broker-Dealer Regulation

The Company is subject to rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that a broker-dealer shall have and maintain net capital at the greater of $5,000 or 15 to 1 ratio of aggregate indebtedness to net capital, if it does not hold funds or securities for, or owe money or securities to, customers; and does not carry accounts of, or for, customers. As of June 30, 2007 and 2006, the Company's minimum required net capital amounted to $14,724 and $7,205, respectively, which is the minimum amount necessary to comply with the 15 to 1 ratio of aggregate indebtedness to net capital. As of June 30, 2007 and 2006, the net capital of the Company was $57,055 and $50,543, respectively, and the ratio of aggregate indebtedness to net capital was 3.87 and 2.14 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities, which are subordinated to the claims of general creditors.

Note 4. Income Taxes

The differences in the computation of net income (loss) for income tax reporting purposes and financial reporting purposes are immaterial. Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% primarily due to the tax rate differential. Income tax expense (benefit) for the years ended June 30, 2007 and 2006 consists of:

	Current	Deferred
2007:		
Federal	$ **1,857**	$ **169**
State	**-**	**1,656**
	$ **1,857**	$ **1,825**
2006:		
Federal	$ (4,347)	$ (169)
State	-	(1,656)
	$ (4,347)	$ (1,825)

TransAm Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2007

Schedule 1

Net Capital		
Total stockholders' equity	$	77,435
Less non-allowable assets:		
Commissions receivable over 30 days old (net of $12,624 of related commissions payable)		5,633
Commissions receivable on sales of limited partnership units (net of $135,796 of related commissions payable)		12,029
Other assets		2,718
Total net capital	$	57,055
Aggregate Indebtedness		
Accounts payable	$	373
Commissions payable		219,924
Income taxes payable		561
Total aggregate indebtedness	$	220,858
Computation of Basic Net Capital Requirements		
Minimum net capital required of reporting broker or dealer	$	14,724
Excess net capital	$	42,331
Ratio: Aggregate indebtedness to net capital		3.87
Reconciliation with Company's Computation		
Net capital as reported in Company's unaudited FOCUS report on June 30, 2007	$	57,614
Audit adjustments:		
Refundable income taxes		1,296
Deferred tax asset		1,827
Income tax expense		(3,682)
Net capital per above	$	57,055

McGladrey & Pullen

Certified Public Accountants

Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
TransAm, Securities, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements and supplemental schedule of TransAm Securities, Inc. (the Company) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material* weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
August 21, 2007

END